VIA EDGAR	April 18, 2007

Re:                               Prepared Portfolio 2010, Prepared Portfolio 2015,  Prepared Portfolio 2020, Prepared Portfolio 2025, Prepared Portfolio 2030,  Prepared Portfolio 2035,  Prepared Portfolio 2040, Prepared Portfolio 2045 and Prepared Portfolio 2050 (the “Lifecycle Prepared Portfolios”) of BlackRock Funds

Mr. John Ganley
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-0505

Dear Mr. Ganley:

On behalf of BlackRock Funds (the “Fund”), we hereby submit for filing by direct electronic transmission pursuant to Rule 485(b) under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 104 (the “Post-Effective Amendment”) to the Fund’s Registration Statement on Form N-1A.

This filing amends certain information contained in Post-Effective Amendment No. 103 to the Fund’s Registration Statement on Form N-1A, filed with the Securities and Exchange Commission (“SEC”) on February 2, 2007 (which filing registered Investor A, Institutional and R Shares of each of the new Lifecycle Prepared Portfolios) in response to comments from the Staff of the SEC.  This Post-Effective Amendment also includes certain other non-material revisions and certain exhibits.

This Post-Effective Amendment does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).

In addition, this letter serves as the Fund’s response to your comments on Post-Effective Amendment No. 103.  For ease of reference, we have repeated each comment, followed by the Fund’s response.

Prospectus

Comment 1:  Under “Overview of the BlackRock Lifecycle Prepared Portfolios,” on page 2, please add reference to the “glide path” in the introduction to the chart.   Please make it clear that the chart represents the glide path.

Response:  The Fund has revised the disclosure as requested.

Comment 2:  Under “Overview of the BlackRock Lifecycle Prepared Portfolios,” on pages 3 and 4, the prospectus states that when the asset allocation of a Lifecycle Prepared Portfolio is aligned with that of the Conservative Prepared Portfolio, it is expected that it will merge into the Conservative Prepared Portfolio and shareholders of a Lifecycle Prepared Portfolio will not be entitled to vote on whether such merger occurs.  Please state that notice will be provided to shareholders in advance of any such merger.

Response:  The Fund has revised the disclosure as requested.

Comment 3:  Under “Primary Investment Strategies,” on page 6, the prospectus states that within approximately ten years after the Portfolio reaches its target retirement date, the asset allocation of the Portfolio will become similar to that of the Conservative Prepared Portfolio.  Please disclose the target asset allocation of the Conservative Prepared Portfolio.

Response:  The Fund has revised the disclosure as requested.

Comment 4:  Under “Primary Investment Strategies,” on page 7, the prospectus states that the fixed income allocation may be diversified by, among other things, duration and credit quality.  Please add disclosure describing any duration ranges and/or limits on the percentage of non-investment grade securities that can be included in the fixed income allocation.

Response:  The fixed income allocation of the Lifecycle Prepared Portfolios is not limited to any specific duration range or maximum allowable percentage of non-investment grade securities.

Comment 5:  Under “Risk/Return Information,” on page 11, the prospectus states that the S&P 500 Index is also listed as a performance benchmark for comparative purposes.  Please make this disclosure more prominent by moving it before the disclosure related to the composite index and state that the S&P 500 Index is the primary benchmark.  Note that the Lifecycle Prepared Portfolios cannot use a composite index created by their adviser or other affiliate as their primary performance benchmark.

Response:  The Fund has revised the disclosure as requested.

Comment 6:  Under “Fund Management,” on page 13, please provide the date that Ms. Zhang joined State Street Research & Management.

Response:   The Fund has revised the disclosure as requested.

Comment 7:  Under “Description of Underlying Funds,” beginning on page 94, fill in the expense ratios of the underlying funds to the extent not currently provided.

Response:  The Fund has added the omitted expense ratios.

Statement of Additional Information (“SAI”)

Comment 8:  Under “Additional Investment Limitations,” beginning on page 47, please add disclosure to explain that the Lifecycle Prepared Portfolios will look to the holdings of the underlying funds for purposes of testing compliance with the investment limitation regarding concentration.

Response:  The Fund has added the requested disclosure.

Comment 9:  Under “Additional Investment Limitations,” beginning on page 48, Limitations 9 and 11 are similar.  Please consider whether Limitations 9 and 11 can be consolidated or if any revisions are necessary.

Response:  The Fund is considering revisions to this section on a complex-wide basis.  At the present time, the Fund will not make any changes to, or consolidate, Limitations 9 and 11.

Comment 10:  Under “Investment Advisory, Administration, Distribution and Servicing Arrangements-Disclosure of Portfolio Holdings,” on page 65, all ongoing arrangements to provide portfolio holdings information must be disclosed.  Consequently, all arrangements with third party data providers must be disclosed.

Response:  The Fund has revised the disclosure as requested to include all ongoing arrangements with third party data providers to provide portfolio holdings information.

Comment 11:  The disclosure under “Portfolio Managers and Portfolio Transactions – Portfolio Managers,” on page 66, needs to be as of a more recent date.  The current disclosure says as of September 30, 2006.

Response:  The Fund has provided disclosure on the portfolio managers as of March 30, 2007.

Comment 12:  Page 73 states that portfolio manager’s compensation is based on the performance of the funds and other accounts managed by each portfolio manager relative to the benchmarks provided.  Please describe how the performance of a fund will be measured.  Is it pre-tax or after-tax performance?  What is the time period over which performance will be measured?

Response:  This section states that performance is measured on both a pre-tax and after-tax basis over various time periods.  The Fund cannot describe how performance will be measured with any greater specificity because it varies by portfolio.

*              *              *

Please note that in each case where one comment discussed above could pertain to another section in the prospectus or SAI, the Fund has made corresponding changes to such other sections of the prospectus or SAI, as appropriate.

We confirm that the “red herring” language appearing on the cover of each Rule 485(a) Prospectus and SAI has been removed for the Rule 485(b) filing.

In addition, the Fund hereby acknowledges that:

1. The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2. SEC comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

3. The Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Any questions or communications concerning the enclosed materials should be directed to David Wohl of this firm at 212-455-7937.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP
Enclosures